UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2009

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

The Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. in its meeting on 5th February 2009, has resolved to convene an Annual General Meeting of shareholders, which will be held in Bilbao, in the Palacio Euskalduna, on 4
Abandoibarra Street, on 12th March 2009 at 12 hours at first summons, and in the same place at the same time on 13th March 2009 at second summons according to the following

AGENDA

ONE.- Examination and approval, where forthcoming, of the annual accounts and management report for Banco Bilbao Vizcaya Argentaria, S.A. and its consolidated financial group. Application of earnings; dividend payout. Approval of corporate management. All these refer to the year ending 31st December 2008.

TWO.- Adoption of the following resolutions

2.1.- Inclusion of new article 53.b in the Banco Bilbao Vizcaya Argentaria, S.A.
bylaws to expressly mention the possibility of paying out dividends and the share premium in kind, and returning contributions in kind.

2.2.- Approve a payout in kind to shareholders supplementary to the 2008 dividend, by giving shareholders treasury stock against the share-premium reserve.

THREE.- Examination and approval of the merger plan for Banco Bilbao Vizcaya
Argentaria, S.A. (absorbing company) and Banco de Crédito Local de España,
S.A.U. and BBVA Factoring E.F.C., S.A.U. (absorbed companies) and approval of the balance-sheet of Banco Bilbao Vizcaya Argentaria, S.A., closed on 31st
December 2008, as merger balance sheet. Approval of the merger between the companies, Banco Bilbao Vizcaya Argentaria, S.A. (absorbing company) and Banco de Crédito Local de España, S.A.U. and BBVA Factoring E.F.C., S.A.U. (absorbed companies), in compliance with the provisions of said merger plan. The merger will be subject to the special tax regime established under chapter VIII of title VII of the Company-Tax Act (consolidated text).

FOUR.- Adoption, where forthcoming, of the following resolutions on the re-election of Board members:

4.1.- Re-election of Mr José Antonio Fernández Rivero
4.2.- Re-election of Mr José Maldonado Ramos
4.3.- Re-election of Mr Enrique Medina Fernández

Pursuant to paragraph 2 of article 34 of the corporate bylaws, determination of the number of directors at whatever number there are at this moment, in compliance with the resolutions adopted under this agenda item, which will be reported to the AGM for all due effects.

FIVE.- Conferral of authority on the board of directors, pursuant to article
153.1.b) of the Companies Act, to increase share capital, during five years, up to a maximum amount corresponding to 50% of the Company's share capital on the date of the authorisation, on one or several occasions, to the amount that the board decides, by issuing new ordinary or preferred shares with or without voting rights or shares of any other kind permitted by law, including redeemable shares; envisaging the possibility of incomplete subscription pursuant to article 161.1 of the Companies Act; and conferring authority to amend article 5 of the corporate bylaws. Likewise, confer authority, under the terms and conditions of article 159.2 of the Companies Act, to exclude pre-emptive subscription rights over said share issues; this authority will be limited to
20% of the Company's share capital.

SIX. – Increase by fifty billion euros (€50,000,000,000) the maximum nominal amount against which the board of directors was authorised by the AGM, 18th
March 2006, under its agenda item three, to issue debt securities of any class and any kind, including exchangeable securities, not convertible into shares.

SEVEN.- Authorisation for the Company to acquire treasury stock directly or through Group companies, pursuant to article 75 of the Companies Act
(consolidated text), establishing the limits and requirements for these acquisitions, with express powers to reduce the Company’s share capital to redeem treasury stock. Due authority is conferred on the board of directors to implement the resolutions passed by the AGM in this respect, repealing the authorisation conferred by the AGM, 14th March 2008, insofar as it has not been executed.

EIGHT.- Adoption of resolutions on remuneration:

8.1.- Liquidation of the 2006-2008 long-term share-remuneration plan.

8.2.- Approval, for application by the Bank and its subsidiaries, of a variable-remuneration scheme in BBVA shares for 2009 and 2010, addressed to the members of the management team, including executive directors and members of the
Management committee, comprising the delivery of BBVA shares to beneficiaries.

NINE.- Re-election of the account auditors for Banco Bilbao Vizcaya Argentaria,
S.A. and its consolidated financial group for 2009.

TEN.- Conferral of authority on the board of directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the AGM.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/06/2009	By:	Javier MALAGON NAVAS
	Name:	Javier MALAGON NAVAS
	Title:	Chief accounting officer